September 1, 2017

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

Re:          International Game Technology PLC

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 19, 2017

File no. 001-36906

Dear Mr. Shenk:

In connection with your review of the captioned filings of International Game Technology PLC (the “Company”), we respectfully submit the following response to the comment in your letter dated August 29, 2017. To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Providence, Rhode Island corporate address.  If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at +1 401-392-7900.

Form 20-F for Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-7

1.              We note your response to our prior comment 3. You state that a long-term, productive asset was acquired by the “upfront payment to customers.” However, it appears the payment represents a deferred cost to acquire a contract or a customer incentive, rather than an asset held for or used in the production of goods or services. You also state the payment represents an investing activity in the statement of cash flows because it is classified as a noncurrent asset on the balance sheet. However, balance sheet classification is not a basis for classification for statement of cash flows purposes under ASC 230. Further, because the “upfront payment to customers” is amortized as a reduction of revenue, treating this payment as an investing outflow is not consistent with the definition of operating activities in ASC 230-10-20, which states cash flows operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. In addition, ASC 230-10-45-16 and 17 include cash flows with customers (both sales and refunds) as operating activities. Therefore, it appears the payments you made to customers, which enter into the determination of reported revenue, should have been classified as operating activities in your statements of cash flows regardless of whether the deferral period was short- or long-term. To account for such payments as investing activities results in reporting an amount of cumulative operating cash flows that differs from the amount of cumulative net revenue received. Please revise as appropriate.

Response

As noted in our previous response, the Company enters into long-term contracts with certain of our customers which requires the Company to pay a governmental authority a non-refundable fee for a gaming license and the right to operate games within the jurisdiction. In 2016, we entered into such an agreement with the Italian governmental authority, Agenzia delle Dogane e Dei Monopoli (“ADM”). As further background to our previous response and as discussed within the Form 20-F we would like to describe in more detail the specific contractual rights that we received for the upfront payment that the Company made to the governmental authority, our customer.

A substantial portion of the Company’s revenues (equal to approximately 31.7% of its total consolidated revenues for the year ended December 31, 2016) is derived from exclusive and non-exclusive concessions awarded to the Company by ADM, the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive concessions, one for the operation of the Italian Gioco del Lotto game (the “Lotto Concession”) and one for instant tickets (equal to approximately 10.7% and 5.6%, respectively, of its total consolidated revenues for the year ended December 31, 2016).

In March 2016, International Game Technology PLC, through its subsidiary Lottomatica, entered into a consortium with Italian Gaming Holding a.s. (a subsidiary of Czech lottery operator SAZKA) (“IGH”), Arianna 2001 and Novomatic Italia (the “Consortium”) to bid on the Lotto Concession. On May 16, 2016, the Consortium was awarded management of the Lotto Concession for a nine-year term, set to expire in 2025. Under the terms of the consortium agreement, Lottomatica is the principal operating partner to fulfill the requirements of the Lotto Concession. The Company’s current instant ticket concession will expire in 2019, and the bid for its renewal is expected to be concluded prior to expiration. The Company also has a non-exclusive concession for the operation of video lottery terminals (“VLTs”) and amusement with prize machines (“AWPs”) in Italy.

The Company expects that a significant portion of its business and profitability will continue to depend upon the concessions awarded to the Company by ADM. Concessions may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such concessions are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. In addition, the conditions for any new concession will be established by law and included in the rules of the new concession.

In connection with the consortium being awarded the exclusive Lotto Concession, we were required to pay the governmental authority, ADM, €770 million ($870.2 million), payable in three installments, for the lotto gaming license and the exclusive right to operate the Italian Gioco del Lotto game.

Determining the nature of the asset

At the time of the award and consistent with our historic accounting, we assessed whether the exclusive license to operate the Lotto game was a long-term productive asset or a customer incentive. Utilizing interpretive industry guidance provided by the AICPA, we determined that the gaming license was not a customer incentive; rather it was a productive asset. In September 2014, the AICPA issued interpretive guidance within their Audit & Accounting Guide, Gaming. The AICPA guide states (emphasis added):

7.06        Once a gaming entity believes that the likelihood of obtaining a gaming license is probable, certain costs incurred by gaming entities are generally capitalized.(2) These costs are considered part of the cost of the gaming license, an intangible asset.

7.11        Intangible assets, such as a gaming license, that have a finite life are assessed for impairment in accordance with the provisions of FASB ASC 360, Property, Plant, and Equipment.

FN2        See footnote 1 for examples of types of costs incurred.  Only one-time costs incurred in connection with and contractually related to obtaining the license is capitalized. Ongoing future costs, such as annual police department funding, are not capitalized because they are generally conditional on continuing operations.

Further in making our assessment as to whether the upfront payment was a customer incentive we observed that the relationship with ADM is a very different relationship than a standard customer — vendor relationship.  Specifically, as discussed on page 40 of the Form 20-F, under the Company’s Lotto concession we manage all of the activities along the value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the games.  The service revenues earned in return for operating these concessions are based on a percentage of wagers.  ADM pays the

Company its Lotto fee on a weekly basis and the Company recognizes revenue net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. Given the structure of our fees, the Company is directly exposed to the uncertainties within the Italian lottery and our return on the investment is subject to estimation risk. Therefore, based on the AICPA guidance and consistent with how other industry participants treat such payments we determined that we obtained a long-term productive asset which represented the gaming license and the exclusive right to operate the Lotto game. We have classified this license as an “other non-current asset” as disclosed in footnote 6 on Page F-30 of our Form 20-F for Fiscal Year Ended December 31, 2016.

Income statement classification of amortization

Subsequent to capitalization of the gaming license, we amortize the license and exclusive right as a reduction of service revenue over the estimated useful life of the contract. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contract’s future cash flows. The Company evaluates these assets for impairment and updates amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company observed that there is no specific GAAP requirements related to the income statement classification of license fees paid to a governmental authority that is also a customer. Therefore, we assessed and applied the guidance in ASC 605-50 in determining the income statement classification of the amortization. Specifically, we determined that we received an identifiable benefit from the customer in exchange for the Lotto gaming license and the exclusive right to operate the Italian Gioco del Lotto game; however, given that the upfront payment to obtain the license was made to a customer or a related party of the customer, we determined it appropriate to recognize the amortization of such payment as a reduction of revenue rather than an expense. Based on research performed, we observed that a number of other large multi-national registrants have publicly disclosed the treatment of amortization of similar assets as a revenue reduction.

Cash flow treatment of long-term productive asset

Additionally, we assessed the nature of the long-term productive asset to determine the appropriate cash flow treatment. As there is no specific guidance related to the cash flow treatment of payments made to customers for exclusive license rights, we reviewed interpretive guidance issued by the Big 4 accounting firms as well as disclosures by other registrants. Based on our research we observed diversity in practice amongst registrants on the balance sheet classification related to these payments.  We predominately observed that where specific disclosures were provided, the registrant classified the upfront payment as an intangible asset within their balance sheet. In all instances where specific disclosure was provided we observed that the asset was characterized as an investing outflow within the statement of cash flows. While the classification of our exclusive license right as an “other non-current asset” differs from the predominate number of other registrants, we believe that the cash flow treatment is consistent with other registrants and the interpretive guidance provided by the Big 4 accounting firms.

In 2017 Deloitte & Touche LLP published interpretive guidance titled A Roadmap to the Presentation of the Statement of Cash Flows. Within the Deloitte guidance they state the following related to deferred costs (emphasis added):

7.7 Deferred Costs

ASC 230 does not explicitly address the presentation of deferred costs (i.e., incurred costs that are deferred on the balance sheet). However, when determining the appropriate presentation in the statement of cash flows, an entity should consider the underlying principle described in ASC 230-10-10-1, which states that the “primary objective of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an entity during a period.” Accordingly, the cash flow presentation should generally be in line with the balance sheet treatment. That is, cash outflows related to current assets or inventory that are recognized as a period expense in an entity’s income statement should generally be classified as an operating activity in the statement of cash flows. Cash outflows related to noncurrent productive assets that are capitalized in an entity’s balance sheet should generally be classified as an investing activity in the statement of cash flows.

ASC 230-10-20 defines investing activities as those activities that (emphasis added) “include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory).” In assessing our payment to the ADM and as discussed above, we observed that in order for us to provide services under the concession agreement we are regulatorily required to have a gaming license within Italy and we must be given the right to operate the Lotto.  The payment that was made to ADM was to acquire an asset (lotto gaming license and the exclusive right to operate the Italian Gioco del Lotto game) which are regulatorily required for the Company to provide our concession services within Italy.

Conclusion

We recognize that there is an alternative approach related to the treatment of these payments as an operating cash outflow; however, we believe that our current disclosures, which include specific identification of the upfront payment to customers on the statement of cash flows, and the proposed enhanced disclosures that we discussed in our initial response, and as included below, are consistent with the principles of ASC 230 and the interpretive guidance available to registrants.

Beginning with the Company’s Annual Report on Form 20-F for the year ending December 31, 2017, we will include additional disclosure in future filings substantially as follows:

“From time-to-time the Company will make a long-term investment in a contract with a customer and obtain a license to supply products and services to the customer. As consideration, the Company pays license fees, which are classified as other non-current assets in the consolidated balance sheet. Consistent with the guidance in ASC 605-50, the Company recognizes the amortization of the fee as a reduction of service revenue over the estimated useful life of the contract. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts future cash flows. The Company evaluates these assets for impairment and updates amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In periods in which payments are made to the customer, the Company recognizes the payment as a cash outflow from investing activities as the payments are for a long-term productive asset of the Company in accordance with ASC 230-10.”

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The Company acknowledges that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff. We believe that our response adequately address the matter referenced in your letter dated August 29, 2017. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at +1 401-392-7900.

Very truly yours,

/s/ Alberto Fornaro

Alberto Fornaro
Executive Vice President, Chief Financial Officer

cc: Mr. Marco Sala

Chief Executive Officer

International Game Technology PLC

Mr. Timothy Rishton

Senior Vice President Finance and Chief Accounting Officer

International Game Technology PLC